UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

10 January, 2013

Commission File Number: 000-54641
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MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

10 January 2013

MTG launches fourth free-TV channel in Czech Republic

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it will launch its fourth free-TV channel in the Czech Republic on 1 February 2013. The new nationwide channel – ‘Prima ZOOM’ – will be focused on a somewhat male-skewed audience over 35 years of age. The channel complements MTG´s existing free-TV channel portfolio in the Czech Republic, which today comprises ‘Prima Family’, ‘Prima COOL’ and ‘Prima Love’.

Prima ZOOM will be broadcast daily between 08:00 and 02:00 and feature high quality documentary and factual entertainment programmes from the BBC and other international leading content providers. The channel will premiere hugely successful documentary formats like Ocean Giants, Shark Hunters, The Birth of Europe and Superstorm USA. In addition, the structure of the daily programming will be divided into three-hour topical segments, focusing on topics like Amazing Oceans, History Uncovered, and Animal Kingdom.

Prima ZOOM will be available in the Czech digital terrestrial network, as well as in the basic packages of a number of satellite, cable, and IPTV pay-TV operators, and will have a household penetration of well over 90% from launch.

MTG entered the Czech free-TV market in November 2005 by acquiring 50% plus management control of the company operating the TV Prima channel, which was rebranded as Prima Family in 2012. The Prima COOL channel was launched in April 2009 and Prima Love in March 2011. Prima Family is a broad, general entertainment channel focused on the 15-54 years old demographic, while Prima COOL is focused on a 15-35 year old male audience with blockbuster movies and hit shows, and Prima Love attracts a primarily 25-40 year old female audience with a fun, informative and romantic format of international series, blockbuster romance and comedy movies and infotainment shows. MTG’s existing media house of 3 channels in the Czech Republic had a commercial share of viewing (15-54) of 39,1% in the fourth quarter of 2012.

The Group is also launching a new web platform, Prima-zoom.cz. The platform will offer a selective catch-up service with the best documentaries, and also offer editorial content, information and interesting articles related to the content and topics featured on Prima ZOOM. The service complements the already existing popular Prima Play free catch-up service, which features a wide range of content from Prima Family, Prima COOL, and Prima Love.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “The launch of Prima ZOOM continues the development of our highly successful Prima brand in the Czech Republic. The substantial increase in audience share in recent years is a testament to the effectiveness of our media house strategy, with a number of complementary channels offering a wide range of high quality content to all types of viewers. Prima ZOOM enables us to offer our viewers an even wider range of entertainment, in order to provide our advertisers with incremental reach in the Czech Republic.”

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For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                                +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:                                +44 (0) 7768 440 414
Email:                            investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 10:30 CET on 10 January 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date:	10 January, 2013	By:	/s/ Jonny Searle
			Name:	Jonny Searle
			Title:	General Counsel and Company Secretary